EX-99B(m)

APPENDIX A

DISTRIBUTION PLAN

WELLS FARGO VARIABLE TRUST

Variable Trust Funds[1] Funds and Share Classes	Maximum 12b-1 Fee
1. VT Asset Allocation Fund	0.25
2. VT C&B Large Cap Value Fund	0.25
3. VT Discovery Fund	0.25
4. VT Equity Income Fund	0.25
5. VT International Core Fund	0.25
6. VT Large Company Core Fund	0.25
7. VT Large Company Growth Fund	0.25
8. VT Money Market Fund	0.25
9. VT Small/Mid Cap Value Fund	0.25
10. VT Opportunity Fund	0.25
11. VT Small Cap Growth Fund	0.25
12. VT Total Return Bond Fund	0.25

Most recent annual approval by the Board of Trustees: April 4, 2005

Appendix A amended: February 8, 2006

[1]	On February 8, 2006, the Board of Trustees approved name changes to the Wells Fargo Variable Trust Funds, which will become effective May 2006.